UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Decision on Stock Split

On June 10, 2021, the board of directors of SK Telecom Co., Ltd. (the “Company”) approved a stock split of its common stock (the “Stock Split”).

			Before Stock Split	After Stock Split
	Par Value per Share (Won)		500	100
1. Details of Stock Split	Total Number of Shares Issued	Common Shares	72,060,143	360,300,715
		Preferred Shares	—	—

2. Timeline	Expected Date of General Meeting of Shareholders		October 12, 2021
	Effective Date of New Shares		October 28, 2021
	Suspension of Trading	Start	October 26, 2021
		End	November 26, 2021
	Expected Listing Date of New Share Certificates		November 29, 2021

3. Purpose of Stock Split			Increase of number of outstanding shares

4. Date of Resolution by the Board of Directors			June 10, 2021
– Attendance of Outside Directors		Present	5
		Absent	0
– Attendance of Auditors (Audit Committee Members who are not Outside Directors)			—
5. Other Matters Relating to an Investment Decision

1. The matter described above will be included in the agenda for the extraordinary general meeting of shareholders of the Company (expected to be held on October 12, 2021).

2. The timeline, procedures and other matters relating to the Stock Split may be subject to change based on resolutions of the general meeting of shareholders, applicable law or discussions with relevant authorities.

3. The Stock Split is expected to occur concurrently with the potential spin-off of the Company.

4. The total number of shares issued in “Item 1. Details of Stock Split” above reflects the total number of shares that remain issued after the cancelation of treasury shares completed on May 6, 2021, and it does not reflect the impact of the potential spin-off.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Joongsuk Oh
(Signature)
Name: Joongsuk Oh
Title: Senior Vice President

Date: June 10, 2021

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